

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Goldman Sachs Group Debenture Backed
Series 2003-6
Class A CUSIP NO. 80411D106
Class B CUSIP NO. 80411DAA4

Distribution Date: July 31, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Final Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Final Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment/ Adjustment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Total Distribution
$ 25,000,000.00	$25,000,000.00	$0.00	6.000%	30/360	$ 691,666.67	$ 25,691,666.67
$ 25,000,000.00	notional	$0.00	0.10875%	30/360	$ 327,887.92	$ 327,887.92

Additional Information
Termination due to Call Option Exercise

Underlying Security	Goldman Sachs Group Inc. 6.125% Debentures Due Feb 15, 2033
Payment Dates	15th of Feb/Aug or NBD
Cusip	38141GCU6
Current Principal Balance	$25,000,000.00
Annual Coupon Rate (Fixed)	6.125%

	Original Ratings		Current Ratings	
CUSIP	Moody's	S & P	Moody's	S & P
80411D106	Aa3	A+	A1	A-
80411DAA4	Aa3	A+	A1	A-
Underlying Security	Aa3	A+	A1	A-

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.